Exhibit 11.1

CODE OF CONDUCT

INDEX

PREFACE			1

I.	INTRODUCTION		1

GENERAL PRINCIPLES AND OBJECTIVES			1

II.	BASIC PRINCIPLES		3

	II.1.	Personal Finances	3

	II.2.	Conflict of Interests	3

	II.3.	Confidential Information	6

	II.4.	Banking Secrecy	7

	II.5.	Benefits and Bank’s Resources	8

	II.6.	Acting on Behalf of Banco De Chile	8

	II.7.	Illegal Transactions	10

	II.8.	Personal Integrity	10

	II.9.	Investigations	11

	II.10.	Antitying/Conditional Trading	11

	II.11.	Antitrust	12

	II.12.	Cybersecurity Risks	12

	II.13.	Risk Culture	12

III.	COMPLIANCE WITH INTERNAL PROCEDURES		12

i

PREFACE

Banco de Chile’s Code of Professional Conduct contains the general principles and policies that must guide the professional and ethical performance of all company employees, directors and advisors of the Board of Directors. Its purpose is to safeguard those values that are considered essential in order to adequately conduct our company’s business and management, consistent with the company’s corporate philosophy.

Every day more and more, an explicit statement and effective implementation of ethical values are needed in the business world. This requires having a clear management of the company in accordance with principles and values aimed to protect both human beings and the community.

This code seeks to define the framework that will allow the company to accomplish this goal. Employees and their work become one, discarding the existence of any duality or incoherence between individual and employee behavior in their daily activities.

Customers must receive not only quality products for a specific price, but also an honest, transparent and reliable service. As a financial institution that depends on public confidence, Banco de Chile is morally responsible for safeguarding clients’ interests.

Banco de Chile is a Company that works with money and other assets that belong to third parties, which means that confidence and honesty is required at every level, both inside and outside the organization. The Bank’s relationship with its employees, clients and community is based on confidence, trustworthiness and honesty, which result in the mutual trust of all participants in the system.

I.	INTRODUCTION

GENERAL PRINCIPLES AND OBJECTIVES

Banco de Chile has passed this Code of Professional Ethics that sets forth regulations that all employees must respect, as well as any other person who has to comply with such Code, and denounce any attempt to surpass.

Taking into account the social and individual responsibility of the different administrative activities and functions of the company, this document defines the general principles and policies that must drive decisions and actions of all company employees, directors and advisors of the Board of Directors.

Our mission as members of Banco de Chile’s institution, both individually and collectively, is to act in accordance with the principles and ethical values of mankind, the company and society.

The company promotes and safeguards the ethical values that are considered important in its performance: integrity, commitment, respect, loyalty, prudence, responsibility and justice.

This document’s principal objective is to establish a general conduct framework applicable to each and every activity of the company.

Its content addresses the basic matters and situations that may be present in the business and economic environment, as well as those specific to the administration and management of any financial institution.

These regulations are a source of knowledge and consultation, meant to be used as a reference that guides the decision making process of each member of Banco de Chile’s institution, according to their position and role.

Each member of the organization must act according with the aforesaid values in a uniform, coherent and permanent manner, and must undertake their duties in a responsible way and act correctly at all times.

This Code of Professional Ethics describes general behavioral conduct from an ethical perspective. However, it is the responsibility of each employee to promptly notify any situation that represents an ethical issue to the Board of Directors and Audit Committee, the respective Management or the People and Organization Division, as appropriate.

Although this Code aims to address a wide range of business practices and procedures, Banco de Chile cannot foresee all the problems that can arise. If the employee or any other person that has to comply with the Code, is not sure what to do in any situation, she or he must seek additional information and guidance before acting. The employee, as well as any other person who has to comply with the Code, must use wisdom and common sense. If something seems unethical or improper, it probably is.

If you have any doubt regarding the best course of action that should be taken in a specific situation or if you suspect or have any knowledge of a possible violation of any law, rule or Banco de Chile’s ethical standard, you must report it immediately to your Direct supervisor, to your People and Organization Division Consultant or to the President of the Ethics and Conduct Committee as appropriate. Complaints and/or questions to the President of the Ethics and Conduct Committee are to be sent to the following e mail: comitedeetica@bancochile.cl. Confidentiality of the complaint shall be assured at all times, both in its content and with respect to the person or persons who make it.

II.	BASIC PRINCIPLES

II.1.	Personal Finances

Every Banco de Chile employee must maintain an irreproachable business and commercial behavior, performing his or her duties and business obligations in a timely and correct manner. It is imperative that those who demand this from his or her clients conduct themselves likewise.

Such statement means that each employee must manage his or her banking, financial and commercial duties responsibly and in accordance with his or her debt capabilities. Maximum prudence must prevail in this aspect, which is incompatible with non-payment of debts when due, delinquent or bounced debts.

If an employee requires a loan, he or she must borrow it exclusively from financial entities formally established. Unofficial lending institutions with high financial costs and inadequate warranty policies are prohibited.

Employees, directors and advisors of the Board of Director’s private investments or businesses must adhere to Banco de Chile Code of Professional Ethics and customs.

It is considered inappropriate for any employee, Director or advisor of the Board of Directors to give personal loans as a business practice and or to be involved in any illegal businesses.

II.2.	Conflict of Interests

Employees, directors and advisors of the Board of Directors must execute his or her duties, - both individually and on behalf of Banco de Chile-, in accordance with the rules of conduct of the company. He or she must maintain his or her independence and professionalism at all times at work or in private. Therefore, it is unacceptable for employees and representatives of Banco de Chile to partake in any activity or action, which may present a conflict of interest for the employee, Banco de Chile, their representatives or the company’s clients, as such acts damages the confidence placed in them and results in a lack of transparency.

There is a conflict of interest, for instance example, whenever a decision taken by an employee or a representative of Banco de Chile during the course of his/ her activities, is affected by his or her personal benefit or the benefit of a third party and not in the interest of Banco de Chile and its customers.

It is a duty to maintain a relation between employees, customers, suppliers and the community as a whole, that enhances respect, cooperation and transparency in accordance with the principles and rules set forth in this Code, avoiding any kind of conduct against these principles. The latter includes relations with clients; invitations and gifts, corporate gifts, allowances, use of inside information, etc. Especially, it is not allowed to accept invitations to meetings or seminaries abroad which are paid by a customer or a supplier, except to the extent they are among the cases set forth in number II.b.2 below. Likewise, it is against this principle to develop certain functions related to accounts from close relatives, to approve credits or receive deposits in better or more favorable conditions to relatives or close persons, or, generally, to make decisions in favor of these people, based on a specific relationship and not based on a criteria based on commercial criteria, credit-worthiness and market prices as applicable to our customers in general.

II.2.a.	Personal relationships with clients

In the exercise of administrative and management functions of the Bank, no Banco de Chile’s employee may represent the company in any transaction that involves persons or banks with a direct family tie or any other personal relationship with the employee, which may affect his or her independence or business interests. Any connection between an employee and a client or supplier must be communicated reported in writing to the appropriate manager.

In order to maintain independence and impartiality when making decisions, employees, directors and advisors of the Board of Directors should not establish any type of personal business relationship with clients, such as commercial or financial transactions. A personal business relationship or involvement with any client lessens the employee’s liberty when making decisions.

II.2.b.	Invitations and gifts received

Neither employees nor representatives of Banco de Chile should solicit or accept fees, payments, gifts, salary or profits from anyone in exchange for services provided or business done with Banco de Chile and or its subsidiaries.

Notwithstanding the previous paragraph, symbolic or corporate gifts, dinner invitations or business meetings may be accepted, provided that their value do not surpass 1.5 Chilean Unidades de Fomento (“UF”) and that, under no circumstance, such benefits could be interpreted as a deliberate willingness to compromise an employee or a representative of Banco de Chile’s independence, impartiality or principles. However, when such gifts or invitations value is over 1,5 UF, further authorization must be obtained from the Head of Division together with the Head Global Compliance Division or the Head of the Division together with the Chief Executive Officer.

In case of invitations that include the purchase of tickets, especially overseas, approval must be obtained jointly, exceptionally, from the Head of Division, the Head Global Compliance Division and the Chief Executive Officer.

If you have any doubt related to whether or not it is appropriate to accept a gift or an invitation, you should consult with your direct supervisor, respective Manager, or the Head of the Global Compliance Division, before accepting.

If the situation makes it inconvenient refusing a gift, it must be reported by writing to the Global Compliance Division, which may order the disposition of the gift and the donation of proceeds to a nonprofit organization.

Gifts or invitations made to the Chief Executive Officer or a member of the Board as such, should be informed to the chairman of the Audit Committee of Directors according to the nature or amount.

II.2.c.	Giving corporate gifts

Banco de Chile offers corporate gifts to clients in accordance with its marketing policies and strategies. These gifts are authorized only if they adequately portray Banco de Chile’s corporate image and are exclusively for clients.

Individuals subject to this Code’s provisions cannot give, offer or consent to the granting of payments, donations, gifts or benefits (monetary or otherwise) to individuals, political parties, government officials, public entities or third parties in general, for the purpose of ensuring a deal, influencing their decisions or favoring the execution of a deal with a certain bidder in prejudice of other.

Neither should any compensation, special benefit nor gift be given to any individual or third party with the intention of influencing or promoting the outcome of a business transaction, even when such outcome may otherwise be beneficial for Banco de Chile.

II.2.d.	Relation with suppliers

Relations between individuals subject to this Code’s provisions and suppliers must be kept under strict independence and in accordance with the company’s corporate interests, which means that there may not be any special obligation or any sided outlook towards any specific supplier. Utility and quality of the product and Banco de Chile’s budget are always to be considered primarily. Likewise, any conflict of interest between those to which this code is applicable and a supplier must be disclosed to the Global Compliance Division.

In addition, it is forbidden to those to which this code applies to accept or receive any kind of benefit for themselves or for a third party, for the purposes of favoring a bidder in expense of another.

Notwithstanding the above, it is allowed to receive symbolic or corporate gifts, invitations to dinner or events related to a business meeting, to the extent that the conditions set forth in Section II.2.b are met.

Anyone who maintains an association with external suppliers must keep price, budget and program information confidential. Additionally, they must prevent from publicizing information to anyone regarding Banco de Chile’s purchase of equipment, supplies or services.

II.2.e.	Expense and allowance report

Funds that Banco de Chile provides to employees for performing work related activities, belong to the company. They should be used for their intended purpose and all transactions should be transparent.

II.2.f.	Use of privileged information

When making personal investments, individuals subject to this Code’s provisions must avoid using privileged information, obtained as result of their position, for personal or third party benefit. Those who have access to confidential or privileged information regarding banks or specific assets must avoid capitalizing on such knowledge. Likewise, those with any knowledge about investment policies and strategies, plans, researches, or negotiations shall not directly or indirectly take advantage of such knowledge for either their benefit or the benefit of others.

No Banco de Chile employee may use confidential information to perform transactions in securities issued by any company in their portfolio or any other issuer of which he or she possess this type of information.

Subject to these rules of insider trading, are all forms of exchange insurance, insurance or similar fee that exist in the financial market (derivatives), repurchase agreements and short sales.

Any acquisition or disposition of publicly traded securities performed by any employee who, by its position, access or can access to privileged information, must be communicated to the Global Compliance Division by a written document.

Notwithstanding the foregoing, it is advised to the employees of the Institution, to make their personal transactions for investment purposes and not speculative.

II.2.g.	Personal relations with prospective employees

With regard to recruiting and hiring personnel, no applicant will receive special treatment based on personal or family connections.

II.3.	Confidential Information

II.3.a.	Safeguarding information

Information regarding Banco de Chile’s operations and its clients is confidential; therefore, the use, safeguard and custody of documents should be maintained in accordance with Banco de Chile’s internal rules.

Therefore, it is the employee’s responsibility to safeguard all documents and/or assets under his or her care, as well as to protect any information belonging to Banco de Chile.

II.3.b.	Information barriers

All confidential information regarding issuers, their securities and related transactions must be kept strictly confidential. Any type of dissemination or communication of confidential information to a third party is prohibited, even when the third party may be another Banco de Chile employee. The ethical and professional principle of bank secrecy must be respected in such instances.

If internally, during the course of work, it becomes necessary to report confidential matters to a third party, the following procedure must be followed:

●	Clearly state that the information provided is confidential.

●	Alert the third party about restrictions concerning the disclosure of such information.

●	Alert the third party that he or she is prohibited from performing financial transactions based on such information.

Communication, duplication or transmittal to a third party, either orally, in writing or electronically, of information regarding certain aspects of Banco de Chile’s business strategies, databases, client sectors or any other information regarding Banco de Chile’s business or operations and its clients, is prohibited, even if the employee is indirectly involved in such dissemination. Similarly, the employee must avoid responding to questions related to such operations or any other matter that may be a liability to or may be prejudicial for Banco de Chile or its clients.

The handling and management of stock market information in a responsible manner is of highest importance, both regarding customer relations as well as from a personal perspective.

Likewise, each employee participating in preparation of reports and documents Banco de Chile must file or present to supervisory authorities, must promote full, fair, accurate, timely and understandable disclosure of such information. Same behavior must be observed when preparing any other public communication made on behalf of the Bank.

II.4.	Bank Secrecy

In accordance with the General Banking Act, any information regarding deposits and monies received from clients must be kept in secrecy and may only be disclosed to those who have been authorized by such clients. If such information is disclosed without a proper authorization, those liable may be incurring in a criminal activity subject to penalties of imprisonment as set forth in the General Banking Act. It is a duty to be rigorous in keeping the confidentiality of our clients’ information, which may only be subject to disclosure upon previous written authorization from the corresponding client, or if duly approved by our Legal Department upon a requirement from an applicable authority.

II.5.	Benefits and Bank’s Resources

Resources that are available for the development of our functions are property of Banco de Chile and must be used accordingly and within the scope of the position (i.e. use of the corporate email, credential, computer, printer, databases, desk material, etc.).

Likewise, benefits granted to employees must be used responsibly and in an honest manner, without any kind of abuse whatsoever.

II.6.

Acting on Behalf of Banco De Chile

II.6.a.	Personal responsibility

Individuals subject to this Code’s provisions are responsible for his or her actions and behaviors.

This includes knowledge of mandatory compliance with regulations contained in Banco de Chile’s internal manuals, rules and procedures.

The employee as well as any other Banco de Chile’s representative must not partake in any illegal activity or adopt any kind of behavior contrary to this Code.. If an assistant receives instructions contrary to Banco de Chile’s values, policies and internal practices, he or she must report such circumstance to the People and Organization Division by the email: comitedeetica@bancochile.cl, so applicable precautions can be taken.

The employee may neither invoke that he belongs to the institution for personal gains, nor spread or disclose any kind of information in violation of his / her duties of secrecy, reserve and confidentiality, therefore avoiding damaging the reputation of the Corporation or the dignity of its employees.

It is a duty to act with integrity; hence not affecting the reputation, interest or assets of the Corporation, being especially careful with the information to be shared through the corporate email.

The fundamental ethic principles mentioned in this Code must be promoted, cared and observed by every member of the Corporation, in a coherent and permanent fashion.

II.6.b.	Work responsibility

Employees must devote their complete time and capability to performing their responsibilities during normal working hours. Consequently, employees must refrain from using Banco de Chile’s offices or property for non-related work activities.

With regard to other activities or external appointments, employees must neither assume responsibilities nor roles that conflict with the interest of Banco de Chile’s management. If there is no adverse effect to Banco de Chile’s operations, before accepting any paid work, public appearance or external consulting job, employees must inform management in writing, and will need authorization from the People and Organization Division. Nevertheless, such activities must not interfere the employees’ performance and duties, or demand long hours that may affect employees’ mental and physical competence.

Banco de Chile’s employees are prohibited from providing services of any kind to other bank or financial institution, as well as to companies owned by or related to Banco de Chile’s clients, so as to prevent any conflict of interests that may be the cause of disloyalty to Banco de Chile, except in cases where written authorization from Banco de Chile’s CEO exist.

Banco de Chile’s employees acting in educational activities and requiring dedicating part of the work day to them will need authorization from their respective manager for that purpose.

Employees are permitted to participate in external Ad Honorem activities, providing that such involvement does not interfere with employees duties, to the extent that such activities are not contrary to ethics and may affect Banco de Chile .

With regard to nonprofit institutions, Banco de Chile authorizes and encourages its employees to participate in charitable and social service causes.

II.6.c.	Publications and public appearances

Employees are not permitted to make public appearances of any product, report or project that belong to Banco de Chile. If he or she represents Banco de Chile in a speech, conference, seminar or any other type of convention, he or she must have management’s authorization and must have previously informed about the content of the presentation.

Any information requirement made by the media related to Banco de Chile must be forwarded to the Corporate Matters and Sustainable Development Management, refraining to provide records or accepting interviews, except with the Chief Executive Officer’s approval.

Banco de Chile has an exclusive right to its products and services, and owns all employee contributions to their development and implementation. Such conditions are indisputable, even when the person leaves the institution.

Any verbal or written personal communication must be carried out in the employee’s own name and under no circumstance should the employee involve Banco de Chile.

II.6.d.	Nomination and civil service to positions

Public office positions or nominations, such as municipal, governmental or others, are not compatible with employment at Banco de Chile, unless if they relate to civic waived obligations, such as board appointments as a member in municipal, parliamentary or presidential elections. In any case, the person interested can request to the General Manager an authorization to perform a public position other than municipal or governmental, provided there are no legal inconsistencies and that in exercising those functions the institution is not exposed to any reputation risk.

II.6.e.	Approval limits

Employees will only be able to execute documents, represent, or act on behalf of Banco de Chile if he or she has been authorized to do so by Banco de Chile. Any document evidencing an obligation, agreement or contract from Banco de Chile must be signed exclusively by the corresponding supervisor or the management level.

II.7.	Illegal Transactions and Asset Laundering Prevention

Banco de Chile will only partake in legitimate and legally permitted business transactions. It will maintain quality, price and superior services standards, and always proceed with fairness, integrity and transparency. Illegal business transactions are those that are not permitted by law and /or do not respect and adhere to Banco de Chile’s internal policies.

Any attempt of money laundering shall be considered as a breach of confidence and a threat to Banco de Chile’s reputation; as a consequence, Banco de Chile will take all necessary actions to avoid being used for such purpose.

Employees are required to comply with defined policies and regulations in this regard, and to report directly to the Compliance Office, any suspicious or unusual transaction.

In addition, Banco do Chile does not desire to establish any type of relationship with no individuals or entities, whether customers, investors or suppliers, if it suspects that the money or services offered are the result of illegal or illegitimate activities.

II.8.	Personal Integrity

Individuals subject to this Code’s provisions must maintain exemplary behavior inside and outside of the Bank. Banco de Chile demands personal dignity of all its employees. It also demands that its employees are to be honest and maintain a responsible behavior in their everyday life. This requirement supersedes any situation, even if such situation represents a benefit for the Bank or for a third party.

Personal relationships must be based on mutual respect, dignity and professionalism between employees, as well as with our customers and suppliers.

Banco de Chile does not tolerate sexual harassment in the workplace, as in any improper behavior of a sexual nature towards any person, by any means without consent of the recipient and that threatens or harms their employment status or employment opportunities.

Likewise, it is forbidden any activity implying mobbing, such as any aggression or harassment exercised by managers, supervisors or by one or more employee, which either signifies harm, mistreatment or humiliation for the victim, or threatens or affects his or her situation as employee or any opportunity thereupon,

Discrimination based on any reason, whether race, sex, religion, disability or any other, are practices not accepted in the ethical framework established by Banco de Chile, being a workplace where respect, professionalism and dignity must prevail.

It is a duty to promote and observe a conduct of respect and inclusiveness with persons with any kind of disability.

In addition, Banco de Chile encourages its employees to develop a healthy standard of living. It strictly prohibits the consumption, transport or sale of drugs, alcohol or narcotic substances within the company for all everybody. In order to support compliance with this regulation, Banco de Chile will provide prevention and educational instances to employees and their families.

II.9.	Investigations

It is mandatory to fully cooperate with any internal or external investigation duly authorized, including, among others, those related to ethical problems or any other type of legal complaints. Making false or misleading statements to internal or external auditors, to Banco de Chile’ Legal Counsel, or to the regulatory agencies or representatives, may be cause for the termination of any relationship with Bank of Chile. The appropriate management levels must have information concerning ethics issues which must never be retained and shall always be communicated to them.

II.10.	Antitying/Conditional Trading

In some cases conditional trading is forbidden. Such cases take place when customers are required to purchase or provide a product or service as a condition for obtaining another.

Banco de Chile’ Legal Counsel must be consulted on banking regulations to obtain information on restrictions or prohibitions on this type of transactions.

II.11.	Antitrust

All members of the Corporation must comply and obey the existing antitrust rules in its relations with clients, suppliers and competitors according to the Bank and its subsidiaries’ Antitrust Compliance Policy.

II.12.	Cybersecurity Risks

It is our responsibility to constantly review any risk inherent to our duties, as well as those external risks that may jeopardize our Corporation and our customers. Exercising appropriate care of our passwords, email and the Bank’s information, and reporting any email, message or situation that may result suspicious or that is apparently malicious. It is not allowed to access to any link enclosed to an email from an sender unknown to the Bank or to download files which, if suspected of being fraudulent, must be always reported directly and only to “Security Alert”.

II.13.	Risk Culture

Each employee of the Corporation, in the performance of his or her duties and in making the corresponding decisions, must be aware of the risks to which the management of the Bank and its customers are exposed. In addition, each employee is responsible for knowing and complying with the policies and procedures that govern risk management through a regular conduct of prevention, prudence and compliance, especially in matters of operational and reputational risk.

III.	COMPLIANCE WITH INTERNAL PROCEDURES

All the rules set forth in this Code of Conduct are mandatory for all those working for Banco de Chile and generally complement the regulations stipulated in the employee’s employment contract, in the Internal Hygienic and Safety regulations, legal rules and internal procedures currently enacted or to be enacted in the future.

Banco de Chile shall signal to its employees’ behavior that violates the policies in the Code of Conduct, without breaching its internal policies or terms of the employees’ employment contract. If the rules of the latter are violated, then the appropriate disciplinary measures will be taken.

Banco de Chile shall provide and/or make available to each affected person a copy of this Code of Conduct when recruited or its amendments.